UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  August 9, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: August 9, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: August 9, 2010
10-34-TR

Teck Increases Its Previously Announced Cash Tender Offer

Vancouver, BC – Teck Resources Limited (“Teck”, TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it has increased its previously announced cash tender offer (the “Tender Offer”) for Teck’s 9.75% senior secured notes due 2014 (the “2014 Notes”) and 10.25% senior secured notes due 2016 (the “2016 Notes”, and together with the 2014 Notes, the “Notes”).  Under the terms of the increased offer, Teck is offering to purchase for cash up to US$800 million aggregate principal amount (the “Tender Cap”) of Notes based on the acceptance priorities and maximum tender amounts set forth in Teck’s Offer to Purchase dated August 3, 2010, which are unchanged.  The increased Tender Offer represents an increase of US$200 million to the Tender Cap previously announced by Teck.  The repurchase of any Notes as a result of the increase in the Tender Cap will be financed through cash on hand.

If the aggregate total of Notes tendered results in aggregate US$800 million being repurchased, Teck would record an accounting charge of approximately US$240 million, before tax, in the third quarter of 2010. This charge recognizes a portion of the future interest expense related to the repurchased Notes, and related original issue discount and fees currently being amortized. Interest expense savings resulting from the combined US$800 million  tender, Teck’s recently announced US$750 million issuance of new notes, and the use of cash on hand to finance the increase in the Tender Cap,  are expected to be approximately US$50 million per annum.

Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are the Dealer Managers for the Tender Offer. Questions regarding the Tender Offer may be directed to Banc of America Securities LLC Debt Advisory Services at (888) 292-0070 (toll-free), Citigroup Global Markets Inc. Liability Management Group at (800) 558-3745 (toll free) and J.P. Morgan Securities Inc. Liability Management Group at (866) 834-4666 (toll-free). Global Bondholder Services Corporation has been retained as depositary and information agent for the tender offer. Requests for documents may be directed to Global Bondholder Services Corporation by telephone at (866) 389-1500 (toll-free) or in writing at 65 Broadway – Suite 404, New York, NY 10006, Attention: Corporate Actions. Teck is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal.

This news release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the

Securities Act (Ontario). The forward-looking statements in this news release include statements concerning investor response to Teck’s Tender Offer, the financing of the repurchase of Notes under the increased Tender Cap, the completion of and expected proceeds from Teck’s offering of new notes, the use of proceeds from the offering of new notes, and the expected accounting effects of the forgoing transactions, including the expected interest savings.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, investor response to Teck’s Tender Offer, available cash on hand, risks relating to unexpected expenses involved in the offering of the new notes, conditions in financial markets, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck Resources Limited

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Teck Resources Limited
Tel.: (604) 699-4014
greg.waller@teck.com

Media Contact:
Marcia Smith
Teck Resources Limited
Tel.: (604) 699-4616
marcia.smith@teck.com

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